UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Einstein Noah Restaurant Group, Inc.

(Name of Subject Company)

Einstein Noah Restaurant Group, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28257U104

(CUSIP Number of Class of Securities)

Rhonda J. Parish

Chief Legal Officer and Secretary

Einstein Noah Restaurant Group, Inc.

555 Zang Street, Suite 300

Lakewood, Colorado 80228

(303) 568-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Gary C. Ivey

Julie A. Mediamolle

Alston & Bird LLP

101 South Tryon Street, Suite 4000

Charlotte, North Carolina

Telephone: (704) 444-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

(a) Name and Address

The name of the subject company is Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company,” or “Einstein Noah”), and the address of its principal executive office is 555 Zang Street, Suite 300, Lakewood, Colorado 80228 and its telephone number is (303) 568-8000.

(b) Securities

The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Statement”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of September 29, 2014, there were 18,041,048 Shares issued and outstanding (18,946,214 on a fully diluted basis).

Item 2.	Identity and Background of Filing Person

(a) Name and Address

Einstein Noah is the subject company and the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated herein by reference. The Company’s website address is www.einsteinnoah.com. The information on the Company’s website should not be considered a part of this Statement.

(b) Tender Offer and Merger

This Statement relates to the offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Spruce Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by the Offerors with the U.S. Securities and Exchange Commission (the “SEC”) on October 6, 2014. The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of September 29, 2014 (as amended from time to time, the “Merger Agreement”), by and among JAB, Purchaser, and the Company. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Company’s Form 8-K filed with the SEC on September 29, 2014 (the “September 29 8-K”) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and that, following consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will consummate a merger (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) in which any remaining Shares of the Company not validly tendered pursuant to the Offer (other than any (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) Shares held by the Company’s stockholders who properly demand and perfect dissenters’ rights in accordance with Section 262 of the DGCL and who, as of the effective time of the Merger, have not effectively withdrawn or lost such dissenters’ rights) will be cancelled and converted automatically into the right to receive cash in an amount equal to the Consideration. The Merger Agreement provides for the merger of Purchaser with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement. As the surviving corporation (the “Surviving Corporation”), the Company will continue to exist following the Merger as a wholly-owned subsidiary of Parent.

The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL and, concurrently with the closing of the Merger, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware under the DGCL. The Merger will be effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or such later time as specified in the Certificate of Merger and agreed to by the Company and Parent in writing (the “Effective Time”).

Parent and the Company have made customary representations, warranties and covenants in the Merger Agreement, including covenants (i) to promptly effect all registrations, filings and submissions required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other required governmental approvals, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other applicable laws with respect to the Offer and the Merger; and (ii) to use their reasonable best efforts to take all appropriate action to consummate and effectuate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Additionally, prior to consummation of the Merger, the Company has agreed to (a) conduct its business in all material respects in the ordinary and usual course and (ii) use its commercially reasonable efforts to maintain and preserve intact its business organization. The Company has also agreed to comply with certain other operating covenants through the consummation of the Merger.

The Merger Agreement also restricts the ability of the Company to solicit competing acquisition proposals. Among other things, the Company has agreed not to initiate, solicit, knowingly encourage, induce or assist any inquiries or the making, submission, announcement or consummation of any proposal, indication of interest or offer that constitutes, or could reasonably be expected to lead to, any acquisition proposal. However, if the Company receives an unsolicited bona fide written acquisition proposal, the Company may participate in discussions regarding an acquisition proposal solely to clarify the terms of such acquisition proposal. Additionally, the Company may provide information to (including non-public information after it receives a confidentiality agreement from such person) and may engage or participate in discussions or negotiations with the party who made the unsolicited acquisition proposal, if the Board of Directors of the Company (the “Board”) has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that (i) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (ii) based on the information then available, such acquisition proposal either constitutes a superior proposal or would reasonably be expected to lead to a superior proposal.

Prior to the closing of the Offer, the Board may make a change of recommendation or terminate the Merger Agreement to accept a superior proposal if the Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) that (i) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (ii) if such action relates to any acquisition proposal, that such acquisition proposal constitutes a superior proposal. Prior to taking such actions, the Company must give Parent matching rights to such offer. In addition, the Merger Agreement can be terminated by Parent or the Company under certain circumstances and depending on the circumstances, including the acceptance of a superior proposal, the Company may be required to pay Parent a termination fee in the amount of $12,000,000.

The Merger Agreement is summarized in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement” of the

Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the September 29 8-K and is incorporated herein by reference. The Merger Agreement has been included as an exhibit and incorporated by reference herein to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Company, JAB or Purchaser in any public reports filed with the SEC by the Company, JAB or Purchaser. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to JAB and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement. The representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, JAB or Purchaser, and investors should review the representations, warranties, or covenants or any descriptions thereof in conjunction with the other public filings made by the Company, JAB and/or Purchaser. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, November 4, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (the “Expiration Date”).

The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer is subject to certain conditions, including (a) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the expiration of the Offer) and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the Shares beneficially owned by Parent and Purchaser, constitute at least a majority of the Shares on a fully diluted basis, (b) any applicable waiting period (or extension thereof) under the HSR Act, and the regulations thereunder having expired or been terminated and (c) other customary conditions.

Purchaser was organized by JAB to acquire the Company and has not engaged in any activities since its organization other than those incidental to its formation, entry into the Merger Agreement and commencement of the Offer. According to the Offer to Purchase, the business address and telephone number of JAB and Purchaser are as follows:

JAB: 2200 Pennsylvania Avenue, NW, Washington, DC 20037, (202) 507-5838;

Purchaser: c/o JAB Beech Inc., 2200 Pennsylvania Avenue, NW, Washington, DC 20037, (202) 507-5838.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as otherwise described in this Statement, as of the date hereof, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) JAB, Purchaser or their respective executive officers, directors or affiliates.

Arrangements among the Company, Purchaser and JAB

Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference, and is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

The Company and JAB entered into a confidentiality agreement, dated September 18, 2014 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain exceptions, JAB agreed to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company. JAB also agreed under the Confidentiality Agreement not to solicit for hire any Company employee for one year after the date of the Confidentiality Agreement. In addition, JAB agreed, subject to certain exceptions, to a standstill provision pursuant to which JAB agreed not to take certain acquisition-related actions for one year after the date of the Confidentiality Agreement.

Arrangements with the Company’s Current Executive Officers and Directors

In considering the recommendation of the Board to tender the Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration Payable Pursuant to the Offer

If each of the Company’s directors and executive officers were to tender any Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders. As of September 29, 2014, the Company’s directors and executive officers (and persons and entities affiliated with them) owned in the aggregate 209,357 Shares. If the Company’s directors and executive officers (and persons and entities affiliated with them) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for payment and paid for by Purchaser, the directors and executive officers would receive an aggregate of approximately $4.24 million in cash, subject to any withholding required by applicable tax laws.

The following table sets forth, as of September 29, 2014, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares		Consideration Payable in Respect of Shares ($)
Frank G. Paci	—		—
John Coletta	—		—
D. Glenn Lunde	2,090		42,323
Rhonda J. Parish	35,893		726,833
Michael Ellis	—		—
Robert Gowdy	1,796		36,369
E. Nelson Heumann	57,154		1,157,369
Michael W. Arthur	33,462	(1)	677,606
Frank C. Meyer	64,059		1,297,195
Edna K. Morris	5,447		110,302
Thomas J. Mueller	4,353		88,148
S. Garrett Stonehouse, Jr.	5,103		103,336
Total	209,357		4,239,481

(1)	Includes 3,443 Shares underlying restricted stock units that vested and converted to Shares on September 30, 2014.

Effect of the Offer and the Merger Agreement on Stock Options

The Merger Agreement provides that, with respect to each stock option issued under the Company’s incentive stock plans (collectively, the “Options”), at the Effective Time, each Option outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a cash payment equal to the product of (x) the total number of Shares subject to such option and (y) the amount, if any, by which $20.25 exceeds the exercise price per Share underlying such option, less any applicable tax withholding. Options where the exercise price per Share is equal to or greater than $20.25 will be cancelled for no value and without payment.

The table below sets forth information regarding the vested and unvested stock options held by the Company’s directors and executive officers as of September 29, 2014:

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Payment Upon Option Cancellation ($)
Frank G. Paci	—	—	—
John Coletta	40,000	17.88	94,800
D. Glenn Lunde	50,000	14.29	298,000
Rhonda J. Parish	26,000	12.215384	208,900
	39,000	8.915384	442,050
	20,000	13.24	140,200
	11,100	14.52	63,603
	26,000	11.323076	232,100
Michael Ellis	15,000	13.24	105,150
	8,100	14.52	46,413
	6,500	11.323076	58,025
	21,671	12.038461	177,952
	30,329	11.938461	252,081
Robert Gowdy	6,500	12.215384	52,225
	2,600	8.915384	29,470
	3,900	3.484615	65,385
	3,900	11.323076	34,815
	435	8.423076	5,145
	2,600	8.423076	30,750
E. Nelson Heumann	2,465	12.16923	19,919
	4,914	12.21	39,509
	4,138	14.50	23,794
	2,650	11.323076	23,656
Michael W. Arthur	13,000	10.807692	122,750
	2,465	12.16923	19,919
	2,457	12.21	19,754
	2,069	14.50	11,897
Frank C. Meyer	13,000	7.561538	164,950
	13,000	10.807692	122,750
	2,465	12.16923	19,919
	2,457	12.21	19,754
	2,069	14.50	11,897
Edna K. Morris	2,457	12.21	19,754
	2,069	14.50	11,897
	2,587	11.592307	22,397
Thomas J. Mueller	13,000	7.561538	164,950
	13,000	10.807692	122,750
	2,465	12.16923	19,919
	2,457	12.21	19,754
	2,069	14.50	11,897
S. Garrett Stonehouse, Jr.	13,000	7.561538	164,950
	13,000	10.807692	122,750
	2,465	12.16923	19,919
	2,457	12.21	19,754
	2,069	14.50	11,897
Total	427,879		3,690,120

Effect of the Offer and the Merger Agreement on Restricted Stock Units (RSUs)

The Merger Agreement provides that, with respect to each restricted stock unit issued under the Company’s incentive stock plans (collectively, the “Restricted Stock Units” or “RSUs”), at the Effective Time, each Restricted Stock Unit outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a cash payment equal to the product of (x) the total number of Shares underlying the Restricted Stock Units and (y) $20.25, less any applicable tax withholding.

The table below sets forth information regarding the unvested Restricted Stock Units held by the Company’s directors and executive officers as of September 29, 2014:

Name	Number of Restricted Stock Units		Payment Upon Cancellation ($)
Frank G. Paci	89,414	(1)	1,810,634
John Coletta	20,000		405,000
D. Glenn Lunde	6,667		135,007
Rhonda J. Parish	11,900		240,975
Michael Ellis	14,066		284,837
Robert Gowdy	3,799		76,930
E. Nelson Heumann	4,138		83,795
Michael W. Arthur	3,103	(2)	62,836
Frank C. Meyer	3,103		62,836
Edna K. Morris	3,103		62,836
Thomas J. Mueller	3,103		62,836
S. Garrett Stonehouse, Jr.	3,103		62,836
Total	165,499		3,351,358

(1)	Includes 17,883 performance share units, the vesting of which is dependent on achieving certain financial targets, and all of which will vest in connection with the closing of the Merger.
(2)	Does not include 3,443 RSUs that vested and converted to Shares on September 30, 2014, as disclosed in the table above.

Effect of the Offer and the Merger Agreement on Stock Appreciation Rights

Mr. Gowdy currently holds 1,300 stock appreciation rights (“SARs”) with a grant price of $12.215384, for which will be paid $10,445.01 in connection with the transaction. None of the other directors or executive officers hold any SARs.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has taken all steps as may be required to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of Shares pursuant to the Offer and the Merger that are treated as dispositions under Rule 16b-3 by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Transaction/Change in Control Agreements. The Company has entered into agreements with each of Messrs. Paci, Coletta, Ellis, Gowdy, and Lunde and Ms. Parish, which, as amended, provide for the following compensation and benefits for the executive in the event of a change in control transaction:

•

Upon a change in control of the Company, all outstanding Options and Restricted Stock Units become fully vested. If the executive’s employment is terminated without “cause” or he or she resigns for “good reason” (which in either case is referred to as a “qualifying termination”) within 24 months after the change in control, any options that were outstanding as of the date of the change in control shall remain exercisable for a period of two years following the qualifying termination, but not to exceed the expiration of the original option term.

•	If the executive remains employed through the consummation of a change in control, or if the executive incurs a qualifying termination prior to the transaction, the Company will pay the executive a transaction success bonus in the form of a lump-sum cash payment, payable on the same date the Company pays its annual incentive bonus to employees for the year in which the consummation of the transaction occurs. The amounts of the transaction bonuses, which are equal to 50% (or 25% for Mr. Gowdy) of each executive’s current base salary at the time of the transaction, are as follows: Mr. Paci, $315,000; Mr. Coletta, $165,000; Mr. Lunde, $172,550; Ms. Parish, $159,000; Mr. Ellis, $140,500; and Mr. Gowdy, $43,338.

•	If the executive incurs a qualifying termination within 24 months after a change in control, in addition to all accrued but unpaid salary, accrued vacation and unused paid time off, the Company will provide the executive a lump-sum cash severance payment determined as the sum of: (A) two times the executive’s then current base salary (one times current base salary for Messrs. Ellis and Gowdy), plus (B) a multiple of the executive’s target bonus for the year of the qualifying termination or, if greater the year of the change in control (such multiple being 1.5 for Mr. Paci; 1.0 for Messrs. Coletta, Lunde and Ms. Parish; 0.5 for Mr. Ellis and zero for Mr. Gowdy), plus (C) a pro rata portion of one times the executive’s target bonus in effect on the date of the qualifying termination, prorated for the number of months of service completed in the year of termination. The amounts of such severance payments to the executives would be as follows, using the same assumptions as set forth under the “Golden Parachute Compensation” section under “Item 8. Additional Information”: Mr. Paci, $2,257,500; Mr. Coletta, $1,113,750; Mr. Lunde, $1,164,713; Ms. Parish, $1,073,250; Mr. Ellis, $562,000; and Mr. Gowdy, $224,173. In addition, the executives would be entitled to continued access to Company group medical, dental, vision, prescription drug and life insurance benefits for 18 months (6 months for Mr. Gowdy), payable at the active employee rate, and outplacement services for an 18-month period, payable by the Company.

Employment Letter Agreement with Mr. Paci and Additional Transaction Success Bonus. On August 25, 2014, the Company entered into an employment letter agreement with Mr. Paci to serve as the Company’s Chief Executive Officer. Pursuant to the letter agreement, the Company agreed to grant Mr. Paci a long-term incentive award in 2015, payable 50% in restricted stock units and 50% in performance stock units, and having a value equal to 100% of his current base salary ($630,000). The letter agreement also provides that in the event of a change in control of the Company prior to the 2015 annual grant of long-term incentive awards, the Company will grant to Mr. Paci a fully-vested 2015 long-term incentive at such time. Since any outstanding restricted stock units and performance stock units will be cancelled and converted into the right to receive a cash payment in connection with the Merger, the Company has agreed to pay $630,000 to Mr. Paci in the form of an additional transaction success bonus.

See “Golden Parachute Compensation” under “Item 8. Additional Information” for additional information regarding severance disclosure.

Indemnification and Exculpation of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its fourth amended bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under the DGCL. In addition, the Company shall advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that all existing rights to indemnification that the present and former directors and officers of the Company and its subsidiaries are entitled to that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of September 29, 2014, will survive the Merger and will be observed by the Surviving Corporation to the fullest extent permitted by Delaware law.

Prior to the Effective Time, Parent or the Surviving Corporation shall be required to purchase a tail policy to the Company’s current policy of directors’ and officers’ liability insurance for a period of six years from the Effective Time. Such policy will cover claims arising from facts or events that occurred on or before the Effective Time and will contain coverage and amounts at least as favorable to the indemnified parties as the coverage currently provided by the Company’s current directors’ and officers’ liability insurance policies in the aggregate. The cost of such tail policy will not exceed three times the annual premium currently paid by the Company for such insurance and, if the premium for tail insurance coverage would exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

Item 4.	The Solicitation or Recommendation

Recommendation

For the reasons described in more detail below, after careful consideration, the Board unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Support Agreement (although the Company is not a party to the Support Agreement) for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

In reaching the conclusions and in making the recommendation described above, the Board consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account a number of reasons, described under “Reasons for Recommendation” below.

The joint press release issued by the Company and JAB is filed as Exhibit 99.1 to the September 29 8-K and is incorporated herein by reference. A letter to the Company’s stockholders from E. Nelson Heumann, Non-Executive Chairman of the Company, relating to the recommendation of the Board is filed as Exhibit (a)(2)(E) hereto.

Background of the Offer; Contacts with the Company

JAB Holding Company s.à r.l. and its affiliated group of companies (the “JAB Group”), of which JAB and Purchaser are members, is a Luxembourg based and privately held group focused on long-term investments in companies with premium brands in the consumer goods category. The JAB Group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc. (“Caribou Coffee”), a specialty retailer of high-quality premium coffee products and a majority stake in D.E Master Blenders 1753 N.V., an international coffee and tea company. Aside from its minority stake in Reckitt Benckiser PLC, a global leader in health, hygiene and home products, the JAB Group also owns various luxury leather goods companies including Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners: Peter Harf, Bart Becht and Olivier Goudet. In the ordinary course of its business the JAB Group examines potential investments in or acquisitions of companies in such category.

As part of the Company’s long-term strategic planning process, the Board regularly reviews the near-term and long-term strategy, performance, positioning and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included consideration, from time to time, of potential strategic alternatives and transactions to enhance stockholder value including a sale transaction.

In March 2012, the Company, after interviewing several candidates, engaged an investment bank as a financial advisor to explore strategic alternatives for the Company, including a possible sale of the Company. Under its engagement, this investment bank began a private process to solicit indications of interest in acquiring the Company. During this process, the investment bank contacted approximately 100 third parties, including private equity firms as well as a number of restaurant companies that could be considered strategic buyers. The Company received various levels of response from potential buyers. Following a six month process, the Company narrowed the field to the three potential buyers that were willing to pay the highest price. Of these three, only Caribou Coffee submitted a final proposal, which was $17.50 per share in cash and stock. However, prior to the consummation of a definitive proposal, Caribou Coffee terminated negotiations because of Caribou Coffee’s acquisition by JAB.

Having conducted a thorough auction process as a part of its strategic planning process, the Board made a decision to no longer pursue a sale of the Company at that time. Instead, the Board decided, after advice from financial advisors, to pay a one-time special dividend to its stockholders of $4.00 per share. The Company paid the special dividend on December 27, 2012.

Throughout 2013 and 2014, following the above-described auction process and the Board’s review of strategic alternatives, a number of investment banks, including the investment bank that conducted the previous auction process, contacted the Chairman of the Board of Directors of the Company, Mr. Nelson Heumann, regarding potential strategic alternatives, potential partners in a strategic transaction and other potential purchasers of the Company. These inquiries from investment banks increased as certain funds and accounts managed by Greenlight Capital, Inc. (“Greenlight Capital”), the Company’s largest stockholder, sold shares in two separate secondary offerings in mid-late 2013. As a result of these secondary offerings, Greenlight Capital’s percentage ownership of the Company declined from 63% to approximately 38% of the Company’s outstanding common stock.

In response to these inquiries, Mr. Heumann expressed the opinion that, because of the disruption to the business that such a process may cause, the Board did not intend on pursuing another auction process or review of strategic alternatives at that time. However, Mr. Heumann did express to these investment banks that the Board would consider proposals to acquire the Company if the proposal was accompanied by an appropriate premium to the current share price. Additionally, one potential strategic partner, a public restaurant company, expressed an interest in merging with the Company in a stock-for-stock exchange but the Board did not believe such a potential transaction with this particular potential strategic partner would be in the best interest of stockholders.

In April 2014, a group led by a private equity firm and a strategic restaurant partner with significant experience in franchising approached the Company about an acquisition. Mr. Heumann met with representatives of this group in New York City. Following this meeting, the group entered into a confidentiality agreement with the Company and began due diligence. During the course of their due diligence review, this group decided not to pursue an acquisition of the Company.

Also in April 2014, during the Board’s regularly scheduled meeting, the Board again discussed the Company’s near-term and long-term strategy, performance, positioning and prospects of the Company and discussed potential strategic alternatives and transactions to enhance stockholder value including a sale transaction. Following this review, the Board again concluded that an auction process was not in the best interest of the Company at that time but that the Board would consider proposals that it received to acquire the Company if the proposal was accompanied by an appropriate premium to the current share price. The Board also authorized the Company to begin a stock repurchase program and engaged Stifel to administer its stock repurchase program.

In May 2014, the Company was approached by the same public restaurant that had reached out to the Company in 2013 regarding a potential merger. However, the Board continued to believe that such a combination with this buyer would not be in the best interest of stockholders.

In August 2014, an investment bank approached the Company indicating that it had a buyer that might be willing to purchase the Company for a price in the range of $17.50 to $18.25 per share in cash, subject to due diligence (an approximately 20 to 25% premium to the market price at that time). The Board convened a telephonic meeting on August 13, 2014 and discussed the merits of this proposal, reviewed the market valuations of other public restaurant companies, and discussed the near-term and long-term strategy, performance, positioning and operating prospects of the Company. The Board concluded that it would not pursue a bid unless it exceeded $18.00 per share.

On September 3, 2014, at the direction of the Board, Mr. Heumann met with the same investment bank that approached the Company in August to discuss the potential indication of interest. The investment bank indicated that its client might be able to reach a price in the range of $18.00 to $19.00 per share. Mr. Heumann agreed to discuss the indication of interest with Greenlight Capital, the Company’s largest stockholder.

On September 4, 2014, another potential buyer (“buyer A”) approached the Company and suggested that it may be willing to pay a price in the range of $16.00 to $18.00 per share for the Company.

Also on September 4, 2014, Olivier Goudet, Chief Executive Officer of the JAB Group, met with David Einhorn, the Principal of Greenlight Capital. Mr. Goudet indicated to Mr. Einhorn that JAB would be interested in acquiring the Company for a price of $18.00 per share.

On September 8, 2014, Mr. Einhorn contacted Mr. Heumann and informed Mr. Heumann that Mr. Einhorn had been contacted by two potential strategic buyers, one of whom was JAB. Mr. Einhorn and Mr. Heumann discussed these potential buyers, both of whom had strategic interest in the Company, and the terms of their indications of interest, and agreed that the Company should engage these potential buyers in discussions.

On September 9, 2014, Mr. Einhorn contacted Mr. Heumann to inform him that one of the two potential buyers (“buyer B”) indicated it may be willing to pay up to $20.00 per share. Mr. Heumann agreed that a preliminary due diligence call should be arranged with buyer B.

On September 10, 2014, the Board held a telephonic meeting where Mr. Heumann updated the Board regarding the interest of the various potential buyers, including each of the potential buyers’ indications of the price per share each may be willing to pay. The Board instructed Mr. Heumann to continue to engage in discussions with these potential buyers as well as to engage in discussions with Greenlight Capital regarding these potential indications of interest.

Also on September 10, 2014, Mr. Goudet and Mr. Einhorn spoke and Mr. Goudet reiterated JAB’s interest in acquiring the Company. Mr. Einhorn advised Mr. Goudet that he believed that any acquisition of the Company would need to be in excess of $18.00 per share. Mr. Goudet informed Mr. Einhorn that JAB would be willing to acquire the Company for a price as high as $18.75 per Share. Mr. Goudet noted that JAB expected that the Company would provide full access to management for due diligence purposes and that it was prepared to move quickly. Mr. Goudet further noted that JAB expected that Greenlight Capital would support any transaction that JAB negotiated with the Company. Mr. Einhorn indicated that he would convey JAB’s interest to the Company.

Also on September 10, 2014, Mr. Heumann contacted buyer A to let them know that their price was too low, and buyer A did not raise its price.

On September 11, 2014, Mr. Heumann met with Mr. Einhorn to discuss the potential indications of interest as well as the operating prospects for the Company. Mr. Einhorn conveyed to Mr. Heumann the information he had received regarding JAB’s indication of interest. Mr. Heumann informed Mr. Einhorn that the Board considered any bid below $18.00 per share to be too low. Mr. Einhorn agreed with this assessment.

On September 12, 2014, the Company held a due diligence call with buyer B. The due diligence call included Mr. Heumann, Mr. Frank Paci, who the Company had just announced as its next Chief Executive Officer, Mr. Coletta, Mr. Einhorn, and representatives of buyer B. Following the call, buyer B dropped its expression of interest to $16.00 per share in cash. Mr. Einhorn informed buyer B that its bid was too low, and buyer B did not raise its price.

On September 15, 2014, Mr. Goudet spoke with Mr. Einhorn to reaffirm JAB’s interest acquiring the Company. During that discussion, Mr. Einhorn advised Mr. Goudet that he did not believe that the price of $18.75 per share previously suggested would be sufficient for the Board to proceed with a transaction. Mr. Goudet indicated that JAB might be willing to offer a higher price, subject to due diligence, provided that the transaction could be concluded quickly.

Also on September 15, 2014, Michael Tattersfield, the chief executive officer of Caribou Coffee, as a representative of JAB, contacted Mr. Heumann to discuss JAB’s proposal. During this discussion, Mr. Tattersfield indicated that JAB might be willing to pay up to $19.50 per share in cash, subject to due diligence. Mr. Tattersfield also stated that it was prepared to conduct its due diligence in a one week time frame. Mr. Tattersfield also stated that JAB’s proposal was contingent upon a support agreement from Greenlight Capital. Mr. Heumann asked Mr. Tattersfield for a price higher than $19.50 per share and Mr. Tattersfield indicated that a higher price may be possible once due diligence was completed.

On September 16, 2014, Mr. Heumann informed the Board of JAB’s proposal and called a meeting of the Board for the next day to discuss JAB’s proposal.

On September 16, 2014, the Company provided a draft confidentiality agreement to JAB. The parties negotiated the terms of the confidentiality agreement between September 16 and September 18, 2014.

On September 17, 2014, the Board held a telephonic meeting to discuss JAB’s proposal. The Board agreed to allow JAB to conduct its due diligence and to engage in negotiations with JAB. The Board also instructed Mr. Heumann to interview investment banking firms to potentially provide a fairness opinion to the Board regarding a sale transaction, if the parties reached an agreement for such transaction. Between September 17 and September 26, 2014, Mr. Heumann continued to keep the Board apprised of the discussions and activities associated with JAB’s expression of interest.

Also on September 17, 2014, Mr. Heumann contacted the investment bank that had previously indicated that it had a potential buyer who might be willing to pay a price in the range of $18.00 to $19.00 per share.

Mr. Heumann informed the investment bank that this price range was too low and that the Company was currently entertaining an offer from another party. The potential buyer declined to increase its bid.

On September 18, 2014, JAB entered into a confidentiality agreement with the Company and began its diligence of the Company. On the same day the Company, after interviewing several investment banks, hired Stifel to be available to provide a fairness opinion if the parties were to reach an agreement for such a transaction.

On September 21, 2014, following an introductory call among lawyers on September 20, 2014, the Company received a draft of a Merger Agreement and a draft of a support agreement to be entered into by affiliated funds and accounts managed by Greenlight Capital from Skadden, Arps, Slate, Meagher, & Flom LLP, outside counsel to JAB (“Skadden”). The Company forwarded a copy of the draft support agreement to representatives of Greenlight Capital for their review.

Additionally, between September 15 and September 22, 2014, Timothy Hennessy, the Chief Financial Officer of Caribou Coffee, as a representative of JAB, and Mr. Heumann had various conversations regarding diligence and other logistics but did not discuss substantive terms of the proposed transaction.

Between September 22 and September 26, 2014, representatives of JAB, Skadden and Ernst & Young LLP, JAB’s accounting advisor (“E&Y”) conducted due diligence regarding the Company. Additionally, representatives from Alston & Bird LLP, outside counsel to the Company (“Alston & Bird”), and Skadden negotiated the terms and conditions of the Merger Agreement.

Between September 22 and September 28, 2014, Greenlight Capital negotiated the terms of the support agreement with JAB and Skadden.

On September 24, 2014, Mr. Tattersfield, Mr. Paci, and Mr. Heumann met and discussed diligence and other logistics but did not discuss substantive terms of the proposed transaction.

On September 25, 2014, representatives of JAB, Skadden, and E&Y participated in a presentation by the management of the Company, including Mr. Paci, Mr. Heumann and other members of the management of the Company, regarding the Company.

Also on September 25, 2014, Mr. Heumann informed Mr. Einhorn of the status of his negotiations with Mr. Tattersfield.

On Friday, September 26, 2014, Mr. Tattersfield contacted Mr. Heumann and reiterated JAB’s offer of $19.50 per share in cash. Mr. Tattersfield also asked for a termination fee in the amount of $15 million, and reiterated JAB’s requirement of a non-solicitation or “no-shop” provision in the Merger Agreement along with the ability to match any superior proposal that the Company may receive following execution of a definitive merger agreement. Mr. Tattersfield also advised Mr. Heumann of JAB’s strong desire to announce a transaction by the end of the weekend. Mr. Heumann responded that the Board would require a higher price in order to agree to a transaction with JAB. Mr. Heumann also indicated to Mr. Tattersfield that the Board may be willing to accept a “no-shop” provision and the ability for JAB to match any superior proposal that may arise after the transaction was announced in exchange for a price per share of $20.50 and for a bifurcated termination fee that would be $6 million for the first 30 days and $15 million thereafter.

Also on September 26, 2014, the Board held a telephonic meeting to discuss JAB’s proposal. During the meeting, the Company’s General Counsel advised the Board of their fiduciary duties in considering the proposal. The Board discussed the status of the negotiations and JAB’s demands regarding the “no-shop” provision and the termination fee. Mr. Heumann also updated the Board on his negotiations with Mr. Tattersfield. The Board instructed Mr. Heumann to continue to negotiate with Mr. Tattersfield and continue to push for a higher price per share than $19.50.

Also on September 26, 2014, Alston & Bird provided Skadden a draft of the Company’s disclosure schedules to the Merger Agreement.

During the course of the day on September 27, 2014, Mr. Tattersfield and Mr. Heumann had several discussions relating to the terms of the potential transaction. Mr. Tattersfield noted that JAB would be willing to increase the offer price to $20.00 per share but would, in addition to the other terms that had previously been communicated, require a single termination fee of at least $12 million. Mr. Heumann indicated that he did not believe that such a price would be sufficient for the Board to agree to such terms and requested a higher price.

Following these discussions, later in the day on September 27, 2014, Mr. Heumann and Mr. Einhorn had a discussion regarding JAB’s latest proposal and Mr. Einhorn indicated that Greenlight Capital would be willing to accept a price of $20.25 per share. Mr. Heumann then spoke with Mr. Tattersfield and advised him that he believed the Company and Greenlight Capital would be willing to accept an offer price of $20.25 per share. Mr. Tattersfield advised Mr. Heumann that JAB would be willing to raise the offer price to $20.25 per share if the Company agreed to JAB’s requirements with respect to the “no-shop,” match rights and termination fee and enter into the Merger Agreement prior to the end of the weekend. Mr. Tattersfield also advised Mr. Heumann that such proposal was subject to approval by the JAB board of directors and that he would like Mr. Heumann’s commitment to recommend the proposal to the Board. In response, Mr. Heumann acknowledged the timing considerations articulated by Mr. Tattersfield and indicated that he would recommend to the Board that it agree to JAB’s proposal including the termination fee of $12 million, the “no-shop” provision and the ability for JAB to match any superior proposal that may arise after the transaction was announced.

On September 27 and 28, 2014, Alston & Bird and Skadden continued to negotiate the terms of the Merger Agreement and the Company disclosure schedules.

On September 28, 2014, the board of directors of JAB and Purchaser approved the Merger Agreement, the support agreement and the transactions contemplated thereby. Following such approval, Mr. Tattersfield contacted Mr. Heumann to inform him of the JAB board’s action. Mr. Tattersfield also advised Mr. Heumann on September 28 that time was of the essence and that he could not be certain that JAB would be willing to offer the price of $20.25 per share if the transaction were not entered into prior to the end of the weekend.

On the evening of September 28, 2014, the Board convened a meeting at its offices in Lakewood, Colorado to discuss the proposed transaction. All of the members of the Board were present in person at the meeting, other than Mr. Meyer, who participated in the meeting by telephone. The Company’s General Counsel and Chief Financial Officer and a representative from Alston & Bird were also present in person at the meeting.

Mr. Heumann first reviewed with the Board the most recent discussions and negotiations with JAB, JAB’s latest proposal which included an offer price of $20.25 per share and the requirement that the Merger Agreement include a “no-shop” provision, with a $12 million termination fee. Alston & Bird also provided the Board an overview of the material terms of the proposed Merger Agreement and support agreement and the timing and process of the transaction if the Board approved the transaction and the Company entered into the Merger Agreement with JAB and responded to numerous questions from directors. Following these discussions, Stifel representatives joined the meeting, both in person and by telephone, and reviewed with the Board Stifel’s analysis of the $20.25 per share cash consideration to be received by holders of the Company’s common stock in the Offer and Merger. Stifel responded to various questions from the Board regarding its methodology and conclusions.

Thereafter, Stifel provided to the Board orally (confirmed by delivery of a written opinion dated September 28, 2014, addressed to the Board) its opinion that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the written opinion letter, that the $20.25 per share in cash consideration to be received by holders of the Company’s common stock in the Offer and the Merger was fair, from a financial point of view, to such holders as more fully described below under the caption “Opinion of the Company’s Financial Advisor.”

The full text of the written opinion of Stifel dated September 28, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex I and is incorporated herein by reference. Stockholders are urged to read Stifel’s written opinion carefully and in its entirety. Stifel’s opinion was provided for the use and benefit of the Board (in its capacity as such) in its evaluation of the Offer and the Merger. Stifel’s opinion is limited solely to the fairness, from a financial point of view, of the $20.25 per share in cash consideration to be received by holders of the Company’s common stock in the Offer and the Merger and does not address the Company’s underlying business decision to effect the transaction or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available with respect to the Company. Stifel’s opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act with respect to the Offer or the Merger or any other matter, including whether such stockholder should tender its shares of the Company’s common stock in the Offer.

Following receipt of Stifel’s opinion and Stifel’s departure from the meeting, the Board then engaged in a further discussion of the proposed transaction with the Company’s General Counsel and Chief Financial Officer and the Alston & Bird representative. Alston & Bird then provided a detailed review of the Merger Agreement and support agreement, reviewed with the Board the timing and process if the Board approved the proposed transaction and the parties executed the Merger Agreement and the directors’ fiduciary duties in considering and approving such a transaction and responded to further questions from the directors in that regard. Alston & Bird also reviewed with the Board, for purposes of identifying areas of potential conflicts of interest, the interests of the Company’s officers and directors in the proposed transaction.

Alston & Bird also reviewed with the Board, and the Board discussed and asked questions regarding, the reasons and factors to consider with regard to and risks and uncertainties concerning the proposed transaction.

Following this discussion, the Board engaged in further discussion of the proposed transaction and the financial and legal advice that had been provided with respect to the proposal. The Board determined that it had before it the necessary and appropriate information upon which to evaluate JAB’s proposal and to conclude that the Offer constituted the best sale transaction reasonably available to the Company and the best strategic alternative for the Company. The Board discussed and considered at length the fact that JAB had indicated its unwillingness to proceed with a transaction if the Merger Agreement did not include a “no-shop” provision acceptable to them as well as the size and impact on other potential acquisition proposals of the $12 million termination fee. In that regard, in light of the amount of the consideration offered and the premium it represented to the market price for the Company’s common stock and the Board’s view that other competing proposals at a price per share in excess or $20.25 were not likely to be received, the Board determined that the “no shop” provision and termination fee proposed by JAB were appropriate under the circumstances. Following such discussions and deliberations, the Board then unanimously approved the Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery of the Merger Agreement. In addition, the Board approved the Merger Agreement, the Offer, the Merger and the support agreement for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation.

The definitive Merger Agreement was executed by representatives of the Company, Parent and Purchaser and the definitive support agreement was executed by Parent, the Purchaser and affiliated funds and accounts managed by Greenlight Capital on the morning of September 29, 2014. The transaction was publicly announced later that morning.

On October 6, 2014, Parent and Purchaser commenced the Offer.

Reasons for Recommendation

On September 29, 2014, the Board unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Support Agreement (although the Company is not a party to the Support Agreement) for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions.

The Board considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby, all of which it viewed as generally supporting its decision to approve the business combination with JAB (which are not listed in any relative order or importance):

•	the principal terms and conditions of the Merger Agreement, including, among others, the ability of the Company to consider and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited, written acquisition proposal from a third party prior to completion of the Offer, and the right of the Board, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to accept a superior proposal upon payment of a termination fee of $12,000,000 (approximately 3.2% of the transaction value), and the belief of the Board, after discussion with the Company’s advisors, that the termination fee was reasonable and comparable to termination fees payable in similar transactions;

•	the current and historical market price of Shares, including the fact that the $20.25 price to be paid for each Share represents:

•	an approximately 51.2% premium to the closing price of $13.39 per Share on September 26, 2014, the last full trading day before the Merger was approved by the Board and publicly announced,

•	an approximate 47% premium to the stock’s 30-day trading average,

•	a price that is higher than any price since December 2012 when the Company declared a $4.00 special dividend, and

•	the relatively high last twelve months (“LTM”) EBITDA multiple (10.1x) compared to comparable companies and precedent transactions reviewed by the Company’s financial advisor,

•	the fact that the Offer will be paid in cash, providing certainty, near-term value and liquidity to the Company’s stockholders;

•	the fact that the Offer is not subject to a financing condition and the creditworthiness of JAB;

•	the fact that JAB Holdings B.V., a parent entity of JAB, which is also providing financing for the transaction, has agreed to cause JAB to perform its payment obligations under the Merger Agreement;

•	the fact that the Offer and the Merger provide the Company’s stockholders with an upfront payment of $20.25 per Share in cash in exchange for their Shares, thereby eliminating any uncertainties in valuing the consideration to be received by the Company’s stockholders and providing the Company’s stockholders with immediate liquidity;

•	the belief of the Board that, based on the history of the Company’s negotiations with Parent, the Company had negotiated the highest price per Share that JAB was presently willing to pay for the Company, especially in light of the relatively high portion of EBITDA the Company derives from retail operations, and that the process conducted by the Company had resulted in the highest price reasonably available to the Company under the circumstances;

•	the belief of the Board that the terms of the Merger Agreement were the most favorable terms to the Company to which Parent was willing to agree;

•	the opinion of Stifel that, as of September 28, 2014, and based upon and subject to the various assumptions made, matters considered and qualifications and limitations on the scope of review undertaken as set forth in such opinion, the $20.25 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger contemplated by the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under “Opinion of the Company’s Financial Advisors”;

•	the belief of the Board, based on the directors’ and management’s experience, knowledge of the industry and advice from Stifel, that there was a low likelihood of obtaining a higher price from conducting a further market check prior to signing the Merger Agreement with JAB, and as to whether there were other parties interested in acquiring or entering into another strategic transaction with the Company, especially in light of the previous review of strategic alternatives (including a market check) completed by the Company in 2013;

•	the belief of the Board that the Company is unlikely to achieve a sustainable trading price for the Shares in excess of the $20.25 per Share within the foreseeable future given the Company’s projected near-term financial performance (including growth rates), and its long-term business plan and prospects if it were to remain a public company;

•	the belief of the Board that the sale of the Company for $20.25 per Share is a better alternative than remaining a public company and pursuing the Company’s strategic business plan, considering the Company’s size in comparison to other competitors in the industry, including the effect the Company’s size has on its ability to attract and retain talent, its ability to attract and secure contracts with larger customers and its future revenues;

•	the belief of the Board that the Offer represents a full and fair value for the Shares, taking into account the familiarity of the Board with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan, the risks related thereto, and potential long-term value;

•	the availability of statutory dissenters’ rights to the Company’s stockholders who comply with all required procedures of the DGCL, which allow such stockholders to seek appraisal of the fair value of their Shares;

•	the fact that Greenlight Capital, the Company’s largest stockholder, is supportive of the transaction and has entered into a support agreement with Parent (the “Support Agreement”), pursuant to which Greenlight Capital has agreed to tender its Shares in the Offer; and

•	the belief of the Board that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger and the absence of a financing condition.

The Board also considered the potential risks of the Offer and the Merger and other potentially negative factors, including the following:

•	the inability of the Company’s stockholders to realize the possible long-term value of a successful execution of the Company’s current strategy if it ceases to be a publicly-held company;

•	the fact that receipt of consideration from the transactions contemplated by the Merger Agreement would be taxable to most of the Company’s stockholders for U.S. federal income tax purposes;

•	the risk of diverting management’s attention from other strategic priorities to focus on matters relevant to the Offer and the Merger;

•	the risk that, in the event the Offer and the Merger are not completed, the Company’s directors, officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction;

•	the potential impact on the Company’s business of any negative reaction by customers, suppliers or other constituencies after the announcement of the Offer;

•	the fact that, if the Offer and the Merger are not completed, the market’s perception of the Company could be harmed, which may result in the loss of customers, vendors and employees;

•	the fact that the Company has provided Parent with confidential information during Parent’s review of a potential transaction, and that, if the Offer and the Merger are not completed, the disclosure of such information could adversely affect the Company’s ability to compete with Parent and its affiliates;

•	the possible loss of key management or other personnel of the Company during the pendency of the Offer;

•	the risk to the Company’s business, sales, operations and financial results in the event that the Offer is not completed or the Merger is not consummated;

•	the fact that, pursuant to the Merger Agreement, the Company must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the closing of the Merger or the termination of the Merger Agreement, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated;

•	the termination fee payable to JAB upon the occurrence of certain events, including the potential that such termination fee could make it less likely that other potential acquirers would propose an alternative transaction that may be more advantageous to the Company’s stockholders;

•	that certain terms of the Merger Agreement prohibit the Company and its representatives from soliciting third-party proposals and from accepting, approving or recommending third-party bids except in limited circumstances;

•	the fact that the Company did not conduct a full market check immediately prior to signing the Merger Agreement as a means of determining whether there were other parties interested in acquiring or entering into another strategic transaction with the Company, nor did the Company obtain a “go-shop” provision which would enable the Company to actively solicit acquisition proposals after signing the Merger Agreement, although the Board believed that JAB would terminate discussions if the Board required either such measure;

•	the limitations under the Merger Agreement that restrict the ability of the Board, except in certain circumstances, to change its recommendation to the Company’s stockholders (See the Offer to Purchase: Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal”);

•	the fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of other closing conditions that are not within the Company’s control; and

•	the fact that if the Offer is completed, the Company’s remaining stockholders who are unaffiliated with JAB will not have a meaningful opportunity to vote because, following completion of the Offer, JAB will control at least a majority of the Company’s outstanding shares, with the result that JAB will control the votes required to approve the Merger and intends to consummate the Merger without a stockholder vote under Section 251(h) of the DGCL.

The Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the Board’s reasons for its recommendation to adopt and approve the Merger Agreement is not meant to be exhaustive, but addresses the material information and factors considered by the Company’s Board in consideration of its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company, including those of Mr. Paci, the Company’s Chief Executive Officer and a member of the Board, as described under “The Merger—Agreements with the Company’s Current Executive Officers and Directors.”

Recommendations of the Board

In light of the factors described above, after careful consideration, the Board unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders; (b) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Support Agreement (although the Company is not a party to the Support Agreement) for purposes of and in accordance with Section 203 of the DGCL and the provisions of Article Ninth, Section A of the Company’s Restated Certificate of Incorporation; (e) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (f) adopted certain other resolutions necessary and appropriate to effect such transactions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer (other than Shares held by directors or executive officers that may be transferred prior to the Expiration Date for estate planning or philanthropic purposes).

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

The Company retained Stifel, Nicolaus & Company, Incorporated (“Stifel”) to provide financial advisory services in connection with the Offer and the Merger. Pursuant to the terms of Stifel’s engagement letter with the Company, the Company is obligated to pay Stifel an aggregate fee $400,000, which became payable in connection with the delivery of Stifel’s fairness opinion. The Company also has agreed to reimburse Stifel for its reasonable out-of-pocket expenses and to indemnify Stifel and certain related parties against certain liabilities and expenses related to or arising out of Stifel’s engagement, including liabilities under federal securities laws.

In the ordinary course of its business, Stifel and its affiliates may own and trade securities of the Company or another party involved in a transaction or potential transaction with the Company. During the five months prior to Stifel’s engagement, Stifel acted as the Company’s agent with respect to the Company’s share repurchase program, and Stifel received standard compensation in connection therewith. In addition, during the two years prior to Stifel’s engagement in connection with this transaction, a member of the Stifel investment banking team also represented the Company in a review of strategic alternatives while working for a former employer.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions with respect to shares of the Company’s common stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share		Nature of Transaction
The Company	08/07/2014	11,500	14.6784		Purchase pursuant to the Company’s share buy-back program
The Company	08/08/2014	10,984	14.651		Purchase pursuant to the Company’s share buy-back program
The Company	08/11/2014	13,352	14.7685		Purchase pursuant to the Company’s share buy-back program
The Company	08/12/2014	13,700	14.6012		Purchase pursuant to the Company’s share buy-back program
The Company	09/10/2014	13,100	14.1829		Purchase pursuant to the Company’s share buy-back program
Robert Gowdy	09/12/2014	560	$13.9801	(1)	Private or open market sale
Robert Gowdy	09/12/2014	1,390	$14.00		Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Robert Gowdy	09/12/2014	1,950	$9.9846		Shares acquired pursuant to exercise of stock options
Frank G. Paci	09/15/2014	71,531	$0		Shares acquired pursuant to a grant/award pursuant to Rule 16b-3(d)
Heumann E. Nelson	09/18/2014	5,712	$13.74		Open market purchase pursuant to a 10b5-1 plan
Michael W. Arthur	09/29/2014	13,000	$7.5615		Shares acquired upon the exercise of a stock option pursuant to a 10b5-1 plan
Michael W. Arthur	09/29/2014	38,017	$20.10		Sale pursuant to a 10b5-1 plan

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $13.98 to $13.9801.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of the Company’s assets or of the assets of any of its subsidiaries or (iv) any material change in the Company’s present dividend rate or policy, indebtedness or capitalization. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information

Golden Parachute Compensation

The following table sets forth information about compensation that is based upon or relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement that could be paid to the Company’s named executive officers if the transactions contemplated by the Merger Agreement and certain other related events, more fully described in the footnotes below, including a qualifying termination of the executive, are completed in November 2014, based on the executive’s compensation arrangements as of September 29, 2014:

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Frank G. Paci	3,202,500	1,810,634	31,660	5,044,794
Michael W. Arthur(5)	—	62,836	—	62,836
John Coletta	1,278,750	499,800	31,660	1,810,210
D. Glenn Lunde	1,337,263	333,671	31,660	1,702,594
Rhonda J. Parish	1,232,250	475,394	31,660	1,739,304
P.N. Hilario(6)	—	—	—	—

(1)	Amounts include “double trigger” (see note 4 below) cash severance payments payable pursuant to the executives’ Transaction/Change in Control Agreements with the Company in the event such executive’s employment is terminated without “cause” or he or she resigns for “good reason” (which in either case is referred to as a “qualifying termination”) within 24 months following a change in control of the Company, in the following amounts: Mr. Paci, $2,257,500; Mr. Coletta, $1,113,750; Mr. Lunde, $1,164,713; and Ms. Parish, $1,073,250. Amounts also include a “single trigger” (see note 4 below) transaction success bonus payable in a lump sum at the same time the Company pays annual incentive bonus to employees for the year in which the consummation of the transaction occurs, in the following amounts: Mr. Paci, $315,000; Mr. Coletta, $165,000; Mr. Lunde, $172,000; and Ms. Parish, $159,000. For more information regarding these payments, see “Transaction/Change in Control Agreements” under “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amount for Mr. Paci also includes a “single trigger” payment in the amount of $630,000, reflecting the Company’s obligation pursuant to its employment offer letter with Mr. Paci to provide him with this value in the event a change in control of the Company occurs prior to the Company making its 2015 long-term incentive awards.
(2)	Amounts reflect “single trigger” (see note 4 below) cash payments payable with respect to (i) the cancellation and cash-out of vested and unvested Options in exchange for a cash payment equal to the product of (x) the total number of Shares subject to such option and (y) the amount, if any, by which $20.25 exceeds the exercise price per Share underlying such option, and (ii) the cancellation and conversion of vested and unvested Restricted Stock Units in exchange a cash payment equal to the product of (x) the total number of Shares underlying the Restricted Stock Units and (y) $20.25. These payments are described above under “Item 3. Effect of the Offer and the Merger Agreement on Restricted Stock Options; and Effect of the Offer and the Merger Agreement on Stock Units (RSUs).”
(3)	Amounts reflect the cost of providing certain “double trigger” (see note 4 below) benefits pursuant to the executives’ Transaction/Change in Control Agreements with the Company, including the right to continued coverage under the Company’s group medical, dental, vision, and prescription drug policies for 18 months at the active employee rate ($6,300), continued life insurance coverage for 18 months ($360), and outplacement services for an 18-month period ($25,000).

(4)	The following table quantifies, for each named executive officer, the portion of the total estimated amount of golden parachute compensation that is payable upon completion of a change in control, referred to a “single trigger,” and the portion of the total amount of golden parachute compensation that is payable only after both completion of a change in control and a qualifying termination of the named executive officer’s employment by the Surviving Corporation, referred to as “double trigger”:

Name	Single Trigger ($)	Double Trigger ($)
Frank G. Paci	2,755,634	2,761,660
Michael W. Arthur	62,836	—
John Coletta	664,800	1,145,410
D. Glenn Lunde	506,221	1,196,373
Rhonda J. Parish	634,394	1,104,910
P.N. Hilario	—	—

(5)	Mr. Arthur served as Interim Chief Executive Officer of the Company from February 24, 2014 until September 15, 2014.
(6)	Mr. Hilario resigned as Chief Operating Officer of the Company effective as of May 28, 2014.

State Takeover Laws; Charter

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in those states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Article Ninth, Section A of the Charter requires the Company’s stockholders representing at least 66 2/3% of the outstanding shares to approve any “business transaction” (as defined therein) with any “interested person” (as defined therein) unless a majority of the Board approves such business transaction prior to such interested person becoming an interested person or certain other conditions are satisfied. Neither JAB nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL or an “interested person” as defined in the Charter.

In accordance with the provisions of Section 203 and the Charter, the Board has approved the Merger Agreement and the Support Agreement, as described in this Statement and, therefore, the restrictions of Section 203 and Article Ninth of the Charter are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Support Agreement.

Notice of Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL (“Section 262”).

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Statement as Annex II. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration).

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Statement (which date of mailing is October 6, 2014) deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Einstein Noah Restaurant Group, Inc., 555 Zang Street, Suite 300, Lakewood, Colorado 80228, Attention: Chief Legal Officer. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in

Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although the Company believes that the Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration). Neither Parent nor the Company anticipates offering more than the Consideration to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Consideration or the consideration payable in the Merger (which is equivalent in amount to the Consideration).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Statement.

Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. This period will begin when the Purchaser files such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. The ten-day extension of the waiting period following compliance with a Second Request is the only extension of the waiting period the FTC or Antitrust Division are authorized by the HSR Act rules to grant on their own accord. Other than the extension following compliance with the Second Request, the waiting period could be extended only by court order or with Parent’s consent, such as if the parties enter into a voluntary agreement concerning timing of the proposed activities, or withdrew and resubmitted their HSR Act filings. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Offer to Purchase: Section 13—“Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and its affiliates and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Offer to Purchase: Section 13—“Conditions to the Offer.”

Stockholder Approval Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Financial Projections

The Company’s management has generally provided limited guidance with respect to its future performance. The Company’s historical practice has been to provide guidance with respect to the Company’s full fiscal year in connection with its announcement of the prior year’s financial results. The Company typically revises its guidance throughout the year, generally in connection with the announcement of each quarter’s earnings, to take into account new developments and market conditions. Other than with respect to its full-year earnings guidance, the Company does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to the Board, to JAB in connection with JAB’s consideration of the transaction and to Stifel. The Company’s financial forecasts are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The projections reflect numerous estimates and assumptions made by the Company’s management, with respect to industry performance, general business, economic, market and financial conditions and other future events, as well as matters specific to the Company’s business. These estimates and assumptions regarding future events are difficult to predict, and many are beyond the Company’s control. Accordingly, there can be no assurance that the estimates and assumptions made by the Company in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections below.

The inclusion of certain projections in this Statement should not be regarded as an indication that the Company or Stifel or their respective affiliates or representatives (including their advisors) consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. The projections in this Statement are being provided in this Statement only because the Company made them available to JAB and Stifel in connection with the process of reviewing the transactions described herein and because they were relied upon by Stifel in performing its financial analysis to formulate the fairness opinion delivered to the Board. None of the Company or Stifel or any of their respective affiliates or representatives (including their respective advisors) makes any representation to any person regarding the projections by virtue of their inclusion in this Statement, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, holders of the Shares are cautioned not to place undue reliance on these projections.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. The projections were provided to JAB on September 24, 2014. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The Company’s management did not prepare the financial projections with a view to public disclosure or compliance with generally accepted accounting principles or “GAAP,” published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. Generally Accepted Accounting Principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The financial projections that the Company provided to JAB included the following ($ in thousands):

Description	2013	2014 (F)(1)	2015 (F)	2016 (F)	2017 (F)	2018 (F)	2019 (F)	2020 (F)
Total Revenues	$435,617	$453,278	$472,881	$96,122	$523,941	$551,927	$581,938	$613,432
EBITDA	$47,202	$49,934	$54,661	$59,595	$66,431	$73,056	$80,494	$88,783
Net Income	$14,565	$14,674	$17,219	$19,607	$23,234	$26,970	$31,786	$37,267

(1)	Forecasted.

The financial projections that the Company provided to JAB also included the following ($ in thousands):

Description	2013 (A)	2014 (F)(1)	2015 (F)	2016 (F)	2017 (F)	2018 (F)	2019 (F)
Net income	$14,565	$14,673	$17,219	$19,607	$23,234	$26,970	$31,786
Net cash provided by operating activities	$42,625	$43,113	$52,200	$57,219	$56,678	$55,670	$60,463
Net cash used in investing activities	$(18,508)	$(32,014)	$(25,850)	$(26,450)	$(27,850)	$(20,000)	$(20,250)
Net cash used in financing activities	$(35,567)	$(12,301)	$(14,854)	$(15,010)	$(15,166)	$(15,322)	$(15,478)
Net increase in cash and cash equivalents	$(11,450)	$(1,203)	$11,496	$15,759	$13,662	$20,348	$24,735
Cash and cash equivalents, beginning of period	$17,432	$5,982	$4,779	$4,779	$16,275	$32,034	$45,696

Cash and cash equivalents, end of period	$5,982	$4,779	$16,275	$20,538	$29,937	$52,382	$70,431

(1)	Forecasted.

Opinion of the Company’s Financial Advisor

The Company retained Stifel to act as its financial advisor and to render to the Board an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be paid pursuant to the Merger Agreement. At a meeting of the Board on September 28, 2014, Stifel issued its oral opinion, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Stifel considered relevant, the consideration of $20.25 per Share, in cash, to be paid in connection with the Offer and Merger is fair, from a financial point of view, to the holders of Shares (other than JAB and its affiliates, if they were to hold any Shares) as of the date of the opinion.

The full text of the Stifel written opinion dated September 28, 2014, confirming its oral opinion issued to the Board on the same date, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Stifel in rendering its opinion, is attached as Annex I to this Statement and is incorporated in its entirety herein by reference. You are urged to read the Stifel opinion in its entirety, and this summary is qualified by reference to the written opinion. The Stifel opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than JAB and its affiliates, if they were to hold any Shares. Stifel’s opinion was directed solely to the Board in connection with their consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any Company stockholder as to how such stockholder should act or tender their Shares in the Offer any other matter. The Stifel opinion was approved for issuance by a Stifel fairness opinion committee.

Opinion of Stifel Nicolaus & Company, Incorporated

The Board retained Stifel to act as its exclusive financial advisor to provide its opinion to the Board as to the fairness, from a financial point of view, of the consideration to be paid to the Company’s stockholders by the

Purchaser and Parent in connection with the Offer and the Merger Agreement (the “Transaction”). On September 28, 2014, Stifel delivered to the Board its written opinion, dated September 28, 2014 (the “Opinion”), that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Consideration is fair to the holders of the Shares of Company common stock, from a financial point of view. Stifel has consented to the use of its opinion and related disclosure in this Statement.

The Company did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the restaurant industry and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is regularly engaged in the independent valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Stifel and its affiliates may transact in the equity securities of each of the Company and Parent for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

The full text of the Opinion is attached to this Statement as Annex I and is incorporated herein by reference. The summary of the Opinion contained in this Statement is qualified in its entirety by reference to the full text of the Opinion. Stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel in connection with the Opinion.

The Opinion was approved by Stifel’s Fairness Opinion Committee. The Opinion was provided for the information of, and directed to, the Board (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Transaction. The Opinion did not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any stockholder as to whether any such stockholder should tender into the Offer, or whether or not any stockholder should enter into a tender, support, shareholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion did not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and did not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Moreover, the Opinion did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transaction on the Company or the holders of Shares of Company common stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Consideration to the holders of Shares of Company common stock in connection with the Transaction; or (vi) the treatment of, or effect of the Merger on, the Excluded Shares, Company Options and Share Units (each as defined in the Merger Agreement).

In connection with its Opinion, Stifel, among other things:

(i) reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for each of the three years ended December 31, 2013 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended July 1, 2014;

(ii) reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and the Parent;

(iii) reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management, and held discussions with the Company’s senior management regarding recent developments;

(iv) reviewed and analyzed certain publicly available information concerning the financial terms of selected merger and acquisition transactions that it considered relevant to its analysis;

(v) reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that it deemed relevant to its analysis;

(vi) reviewed the reported prices and trading activity of the equity securities of the Company;

(vii) conducted such other financial analyses and considered such other information as it deemed necessary or appropriate for purposes of its opinion; and

(viii) considered its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the Company’s industry generally.

In conducting its review and rendering the Opinion, Stifel, with the Board’s consent, relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information that was provided to Stifel by or on behalf of the Company or that was otherwise reviewed by Stifel; Stifel did not assume any responsibility for independently verifying any of such information.

Stifel also made the following assumptions, in each case with the Board’s consent:

•	with respect to the financial forecasts supplied to Stifel by the Company, Stifel assumed, at the direction of the Company, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which Stifel could form its opinion;

•	there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Stifel;

•	there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied and not waived;

•	that the definitive Merger Agreement does not differ materially from the drafts Stifel reviewed;

•	that the Transaction will be consummated substantially on the terms and conditions described in the drafts of the Merger Agreement that Stifel reviewed, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Consideration;

•	that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Company or the Transaction;

•	that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations; and

•	that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

In addition:

•	with respect to the financial forecasts supplied to Stifel by the Company, (i) such forecasts and projections were not prepared with the expectation of public disclosure and were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and accordingly, actual results could vary significantly from those set forth in such projected financial information and (ii) Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof and expressed no opinion with respect thereto;

•	Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities (contingent or otherwise), the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor was Stifel furnished with any such evaluation or appraisal;

•	the Opinion did not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise; and

•	the Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to Stifel by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion.

It is understood that subsequent developments may affect the conclusion reached in the Opinion and that Stifel does not have any obligation to update, revise or reaffirm its Opinion.

Stifel did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by Stifel, supported or failed to support its opinion. Stifel did not specifically rely or place any specific weight on any individual analysis. Accordingly, Stifel believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors it considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by Stifel in connection with the preparation of its opinion.

The following is a brief summary of the material analyses performed by Stifel in connection with its written opinion dated September 28, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Stifel, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Stifel. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Stifel, the tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Comparable Public Companies Analysis. Stifel reviewed and compared market data of publicly traded restaurant companies that it determined to be comparable to the Company for purposes of this analysis due to similar financial and operating characteristics, including EBITDA growth rates. These analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

The selected companies were:

•	Panera Bread Company

•	The Wendy’s Company

•	Jack in the Box Inc.

•	Cracker Barrel Old Country Store, Inc.

•	Red Robin Gourmet Burgers Inc.

•	Denny’s Corporation

•	Potbelly Corporation

•	Bravo Brio Restaurant Group, Inc.

Stifel compared the Company’s financial metrics for the twelve months ended July 1, 2014 (“LTM”) and the Company’s estimated calendar year 2014 and 2015 financial metrics, as provided by management, to estimated LTM and calendar year 2014 and 2015 financial metrics, obtained from available public sources, of the selected comparable companies. Based on this information, Stifel calculated and compared the following multiples for the Company and the selected comparable companies:

(a)	multiples of enterprise value (“EV” or “Enterprise Value”), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to estimated LTM, calendar year 2014 and 2015 earnings before interest expenses, income tax, and depreciation & amortization adjusted for non-recurring items (“Adj. EBITDA”); and

(b)	multiples of price (“P”) using the share price, as of September 26, 2014, to estimated calendar year 2014 and 2015 pro forma earnings per share (“EPS”) as adjusted to exclude non-recurring items which is referred to as price-to-earnings (“P/E”).

The following tables set forth the multiples indicated by this analysis:

Market Multiples of Comparable Companies: Enterprise Value/Adjusted EBITDA

EV / Adj. EBITDA
	LTM	CY 14E	CY 15E
3rd Quartile	10.7x	10.4x	9.7x
Mean	9.9x	9.6x	8.9x
Median	10.2x	9.9x	9.2x
1st Quartile	9.4x	9.1x	8.1x
Proposed Transaction	10.1x	9.5x	8.7x

Based on this analysis and on Stifel’s judgment and experience with respect to the differences in size, profitability and risk, among other quantitative and qualitative factors of the Company relative to the selected companies, Stifel selected for the Company a range of LTM Adj. EBITDA multiples of 9.4x to 10.7x (representing the 25th percentile and 75th percentile, respectively), 2014E Adj. EBITDA multiples of 9.1x to 10.4x (representing the 25th percentile and 75th percentile, respectively) and 2015E Adj. EBITDA multiples of 8.1x to 9.7x (representing the 25th percentile and 75th percentile, respectively). This analysis indicated a range of implied average share prices for the Company of approximately $18.76 to $22.58.

Market Multiples of Comparable Companies: P/E

P/E
	CY 14E	CY 15E
3rd Quartile	23.9x	21.5x
Mean	21.8x	19.4x
Median	22.4x	18.8x
1st Quartile	19.3x	17.2x
Proposed Transaction	23.0x	21.8x

Based on this analysis and on Stifel’s judgment and experience with respect to the differences in size, profitability and risk, among other quantitative and qualitative factors of the Company relative to the selected companies, Stifel selected for the Company a range of 2014E EPS multiples of 19.3x to 23.9x (representing the 25th percentile and 75th percentile, respectively) and 2015E EPS multiples of 17.2x to 21.5x (representing the 25th percentile and 75th percentile, respectively). This analysis indicated a range of implied average share prices for the Company of approximately $16.50 to $20.53.

Selected Precedent Transactions Analysis. Stifel identified for consideration in its analysis eighteen recent transactions (for which sufficient disclosure of financial terms was publicly available) involving the acquisition of companies that Stifel deemed to have certain characteristics (including, but not limited to, lines of business) that are similar to those of the Company. Stifel noted, however, that none of the companies involved in the selected transactions is identical or directly comparable to the Company and that none of the selected transactions is identical or directly comparable to the Transaction. Stifel compared selected information of the Company with the corresponding data indicated in the selected transactions.

Effect. Date	Target	Acquiror
2/14/14	CEC Entertainment Inc.	Apollo Management
1/23/13	Caribou Coffee Company, Inc.	JAB Beech Inc.
12/31/12	Teavana Holdings, Inc.	Starbucks Corporation
9/27/12	J. Alexander’s Corporation	Fidelity National Financial, Inc. (American Blue Ribbon Holdings)
8/21/12	Benihana Inc.	Angelo, Gordon & Co.
7/21/12	Peet’s Coffee and Tea, Inc.	JAB Beech Inc.
7/2/12	P.F. Chang’s China Bistro, Inc.	Centerbridge Capital Partners
4/3/12	O’Charley’s, Inc.	Fidelity National Financial, Inc. (American Blue Ribbon Holdings)
2/1/12	Morton’s Restaurant Group, Inc.	Tilman J. Fertitta (Landry’s, Inc.)
1/3/12	McCormick & Schmick’s Seafood Restaurants, Inc.	Landry’s, Inc.
12/29/11	NPC International, Inc.	Olympus Partners
7/6/11	California Pizza Kitchen, Inc.	Golden Gate Capital
7/4/11	Arby’s Restaurant Group, Inc. -	Roark Capital Group
10/14/10	Burger King Worldwide, Inc.	3G Capital, Inc.
8/24/10	Rubio’s Restaurants, Inc.	Mill Road Capital LP
7/12/10	CKE Restaurants, Inc.	Apollo Management
7/1/10	On The Border Mexican Grill & Cantina	Golden Gate Capital
6/1/10	Dave & Buster’s, Inc.	Oak Hill Capital Partners

Stifel examined multiples of Enterprise Value to LTM Adj. EBITDA. Multiples for the selected transactions were based upon the information available in the latest financial statements issued prior to the transaction announcement date. Financial data for the selected transactions was obtained from various independent sources including Capital IQ, Inc. The Enterprise Value multiples implied by the selected transactions are as follows:

EV/LTM Adj. EBITDA
3rd Quartile	8.5x
Mean	9.0x
Median	7.7x
1st Quartile	6.8x
Proposed Transaction	10.1x

Based on this analysis, and on Stifel’s judgment and experience with respect to the differences in size, profitability, and risk, among other quantitative and qualitative factors of the Company relative to the selected companies, Stifel selected for the Company a range of Enterprise Value to LTM Adj. EBITDA multiples of 6.8x to 8.5x (representing the 25th percentile and 75th percentile, respectively). This analysis indicated a range of implied average share prices for the Company of approximately $12.09 to $16.24.

No company or transaction used in the selected precedent transactions analysis or the comparable public companies analysis is identical to the Company or the Transaction. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company is being compared and the enterprise value and equity value of the transactions to which the Transaction is being compared. In evaluating the companies and precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the Company’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth which could affect the public trading value of the companies to which the Company is being compared and the enterprise value and equity value of the transactions to which the Transaction is being compared.

Discounted Cash Flow Analysis. Stifel used the financial forecasts of the Company for the second half of the 2014 calendar year through calendar year 2018, as provided by the Company’s management, to perform a discounted cash flow analysis, which is designed to provide insight into a company’s future cash flow projections by discounting them to arrive at the net present value of these cash flows. In conducting this analysis, Stifel assumed that the Company would perform in accordance with these forecasts. Stifel first estimated the terminal value of the projected cash flows by applying a range of exit multiples Stifel deemed relevant to the Company’s estimated 2018 Adj. EBITDA. These multiples ranged from 9.4x to 10.7x, and were derived from the results of the comparable public companies analysis described above, applying Stifel’s professional judgment. Stifel also calculated a range of terminal values of the Company at the end of the period ending 2018 by applying a perpetual growth rate ranging from 2% to 4% to the estimated 2018 free cash flow, normalized for capital expenditures, depreciation and deferred taxes. Stifel calculated projected unlevered free cash flow for the second half of 2014 through 2018 using management’s projections and discounted these cash flows and the terminal values to present values using discount rates of 10.5% to 12.5%, based on Stifel’s calculation of weighted average cost of capital for the comparable companies. This analysis indicated a range of enterprise values which Stifel then decreased by the Company’s net debt to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate average implied equity values per share ranging from $16.82 to $20.08.

This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which the Shares may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including terminal multiples and discount rates.

The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its Opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. Stifel did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, the analyses must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed. Further, no individual methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of the Opinion, Stifel was of the opinion that, as of the date of the Opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the consideration to be paid to the stockholders in the Transaction was fair to such stockholders, from a financial point of view. Stifel’s Opinion was approved by Stifel’s Fairness Opinion Committee.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. An analysis of the results described above is not purely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise value of the Company. Each of these analyses yielded a range of implied enterprise values, and therefore, such implied enterprise value ranges developed from these analyses were viewed by Stifel collectively and not individually. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of the Company.

Pursuant to an engagement letter dated September 24, 2014, the Company agreed to pay Stifel a fee of $400,000 upon delivery of the Opinion. Stifel’s compensation is neither based upon nor contingent on the results of its engagement or the consummation of the Transaction. The Board was aware of this fee structure and took it into account in considering the Opinion and in approving the Transaction. Further, the Company agreed to reimburse Stifel for its reasonable out-of-pocket expenses and to indemnify Stifel, its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, against specific liabilities, including liabilities under the federal securities laws.

During the five months prior to the date of this Opinion, Stifel has acted as the Company’s agent with respect to the Company’s share repurchase program, and Stifel has received standard compensation in connection therewith. In addition, during the two years prior to the date of its Opinion, a member of Stifel’s investment banking team also represented the Company in a review of strategic alternatives while working for a former employer. Stifel, or its affiliates, may seek to provide investment banking services to Parent or its affiliates in the future, for which Stifel would seek customary compensation.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2014 and July 1, 2014.

Forward-Looking Statements

This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transactions;

statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing. Forward-looking statements often use words such as “anticipate,” “expect,” “assume,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “goal,” “hope,” “aim,” “could,” “should,” “may,” “will,” “would,” “likely,” “continue,” “forecast,” and other similar words or the negative thereof, although not all forward-looking statements may contain such words. All forward-looking statements are based on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and the Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transactions may not be satisfied or waived. Other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of the Company’s filings with the SEC may be obtained at the “Financial and Media—Investor Relations” section of the Company’s website at www.einsteinnoah.com. The information on the Company’s website should not be considered a part of this Statement. The forward-looking statements made in this Statement are made only as of the date of this Statement, and the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated October 6, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

(a)(2)(A)	Letter from E. Nelson Heumann, Non-Executive Chairman of the Company, and Frank Paci, Chief Executive Officer of the Company, to Company employees (incorporated by reference to the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on September 29, 2014).

(a)(2)(B)	Letter to Company key partners (incorporated by reference to the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on September 29, 2014).

(a)(2)(C)	Letter from E. Nelson Heumann, Non-Executive Chairman of the Company, and Frank Paci, Chief Executive Officer of the Company, to Company franchisees and licensees (incorporated by reference to the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on September 29, 2014).

(a)(2)(D)	Questions and Answers related to the Offer (incorporated by reference to the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on September 29, 2014).

(a)(2)(E)	Letter from E. Nelson Heumann, Non-Executive Chairman of the Company, to stockholders of the Company, dated October 6, 2014.*

(a)(5)(A)	Joint press release issued by the Company and JAB, dated September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2014).

(a)(5)(B)	Opinion of Stifel, dated September 28, 2014 (attached hereto as Annex II).*

(a)(5)(C)	Summary Advertisement, published October 6, 2014 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

Exhibit No.	Document

(d)(1)	Agreement and Plan of Merger, dated as of September 29, 2014, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014).

(d)(2)	Confidentiality Agreement, dated September 18, 2014, between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on October 6, 2014).

(e)(1)	Directors’ Option Plan (incorporated by reference to the Company’s Registration Statement on Form SB-2 (File No. 33-95764)).

(e)(2)	Executive Employee Incentive Plan (incorporated by reference to Annex A to the Company’s Proxy Statement in respect of the 2005 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 29, 2005 (File No. 000-27148)).

(e)(3)	First Amendment to Executive Employee Incentive Plan (incorporated by reference to Annex B to the Company’s Proxy Statement in respect of the 2005 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 29, 2005 (File No. 000-27148)).

(e)(4)	Third Amendment to the Executive Employee Incentive Plan (incorporated by reference to Annex D to the Company’s Proxy Statement in respect of the 2007 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 4, 2007 (File No. 000-27148)).

(e)(5)	Einstein Noah Restaurant Group, Inc. Equity Plan for Non-Employee Directors, effective May 3, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

(e)(6)	Form of Restricted Stock/Restricted Stock Unit Agreement under the Einstein Noah Restaurant Group, Inc. Equity Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

(e)(7)	Einstein Noah Restaurant Group, Inc. 2011 Omnibus Incentive Plan, effective May 3, 2011 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

(e)(8)	Form of Restricted Stock Unit Agreement (Section 16 Participant) under the Einstein Noah Restaurant Group, Inc. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

(e)(9)	Form of Restricted Stock Unit Agreement (Non-Section 16 Participant) under the Einstein Noah Restaurant Group, Inc. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

(e)(10)	Form of Stock Option Agreement under the Einstein Noah Restaurant Group, Inc. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

(e)(11)	Form of Notice of Restricted Stock Unit Grant under the Einstein Noah Restaurant Group, Inc. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

(e)(12)	Form of Notice of Stock Option Grant under the Einstein Noah Restaurant Group, Inc. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 5, 2011).

Exhibit No.	Document

(e)(13)	New World Restaurant Group, Inc. Stock Appreciation Rights Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission February 20, 2007 (File No. 333-140791)).

(e)(14)	Form of Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission February 20, 2007 (File No. 333-140791)).

(e)(15)	Amendments to Einstein Noah Restaurant Group, Inc. Stock Appreciation Rights Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2012).

(e)(16)	Einstein Noah Restaurant Group, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2008).

(e)(17)	Letter Agreement for Frank Paci.*

(e)(18)	Letter Agreement for John A. Coletta (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(19)	Letter Agreement for Rhonda J. Parish (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 3, 2012).

(e)(20)	Letter Agreement for D. Glenn Lunde (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2014)

(e)(21)	Letter Agreement for Michael Ellis.*

(e)(22)	Letter Agreement for Robert Gowdy.*

(e)(23)	Amendment, dated September 23, 2014, to the Letter Agreement for Frank Paci.*

(e)(24)	Amendment, dated September 23, 2014, to the Letter Agreement for John A. Coletta.*

(e)(25)	Amendment, dated September 23, 2014, to the Letter Agreement for Rhonda J. Parish.*

(e)(26)	Amendment, dated September 23, 2014, to the Letter Agreement for D. Glenn Lunde.*

(e)(27)	Amendment, dated September 23, 2014, to the Letter Agreement for Michael Ellis.*

(e)(28)	Amendment, dated September 23, 2014, to the Letter Agreement for Robert Gowdy.*

(e)(29)	Offer Letter for Frank Paci.*

(e)(30)	Restated Certificate of Incorporation of Einstein Noah Restaurant Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2008).

(e)(31)	Fourth Amended By-Laws of Einstein Noah Restaurant Group, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed November 7, 2011).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EINSTEIN NOAH RESTAURANT GROUP, INC.

By:	/s/ Rhonda J. Parish
Name: Title:	Rhonda J. Parish Chief Legal Officer and Secretary

Date:	October 6, 2014

ANNEX I

September 28, 2014

Board of Directors

Einstein Noah Restaurant Group, Inc.

555 Zang Street, Suite 300

Lakewood, Colorado 80228

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company”), is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with JAB Beech Inc., a Delaware corporation (“Parent”), and Spruce Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Buyer”). Pursuant to the Merger Agreement, (i) Buyer will commence a tender offer to purchase each issued and outstanding share (excluding any Excluded Shares (as defined in the Merger Agreement), the “Shares”) of Common Stock, $0.001 par value per share, of the Company (the “Company Common Stock”) (such offer, the “Tender Offer”) for total per share consideration consisting of the right to receive $20.25 per Share in cash (the “Offer Price”), on terms and conditions more fully set forth in the Merger Agreement and (ii) subsequent to the consummation of the Tender Offer, Buyer will be merged with and into the Company (the “Merger”, and together with the Tender Offer, the “Transaction”) and each outstanding Share of Company Common Stock not previously tendered will be converted into the right to receive the Offer Price, on terms and conditions more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Shares of Company Common Stock of the Offer Price to be received by such holders of Shares from the Buyer in the Transaction pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended July 1, 2014;

(ii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and the Parent;

(iii)	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(iv)	reviewed and analyzed certain publicly available information concerning the financial terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(v)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(vi)	reviewed the reported prices and trading activity of the equity securities of the Company;

(vii)	conducted such other financial analyses and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

Board of Directors – Einstein Noah Restaurant Group, Inc.

September 28, 2014

(viii)	taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provide a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities (contingent or otherwise), the collateral securing any of such assets or liabilities, or the collectibility of any such assets, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the draft Merger Agreement that we reviewed, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Offer Price, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Company or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

Our Opinion is limited to whether the Offer Price is fair to the holders of Shares of Company Common Stock, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transaction on the Company or the holders of Company

Board of Directors – Einstein Noah Restaurant Group, Inc.

September 28, 2014

Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Buyer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Offer Price to the holders of Shares of Company Common Stock in connection with the Transaction; or (vi) the treatment of, or effect of the Merger on, the Excluded Shares, Company Options and Share Units (each as defined in the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s or the Buyer’s securities will trade following public announcement or consummation of the Transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Transaction and is not to be relied upon by any shareholder of the Company, the Buyer or the Parent or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any shareholder of the Company, the Buyer or the Parent as to how any such shareholder should vote at any shareholders’ meeting at which the Transaction is considered, or whether or not any shareholder of the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction. We were not requested to, and we did not, explore alternatives to the Transaction or solicit the interest of any other parties in pursuing transactions with the Company.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger or upon the substance of this Opinion (the “Opinion Fee”). We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the five months prior to the date of this Opinion, Stifel has acted as the Company’s agent with respect to the Company’s share repurchase program, and Stifel has received standard compensation in connection therewith. In addition, during the two years prior to the date of this Opinion, a member of Stifel’s investment banking team also represented the Company in a review of strategic alternatives while working for a former employer. Stifel may seek to provide investment banking services to the Buyer or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and the Buyer and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Board of Directors – Einstein Noah Restaurant Group, Inc.

September 28, 2014

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received by holders of Shares of Company Common Stock from the Buyer in the Transaction pursuant to the Merger Agreement is fair to such holders of Shares, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation

2

or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

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(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

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(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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